Exhibit 12.1
Allied Waste Industries, Inc.
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in millions)

	For the Three Months
	Ended March 31,
	2006	2005
Fixed Charges:
Interest expensed	$133.4	$141.3
Interest capitalized	4.1	3.4

Total interest	137.5	144.7
Interest component of rent expense	2.6	1.6
Dividend expense	29.2	13.9

Total Fixed Charges	$169.3	$160.2

Earnings:
Income (loss) before income taxes	$75.9	$(0.4)
Plus: fixed charges	169.3	160.2
Less: interest capitalized	(4.1)	(3.4)
Less: dividend expense	(29.2)	(13.9)

Total Earnings	$211.9	$142.5

Ratio of earnings to fixed charges and preferred stock dividends	1.3	*

Ratio of earnings to fixed charges	1.5	**

*	Earnings were insufficient to cover fixed charges and preferred stock dividends by $17.7 million for the three months ended March 31, 2005.

**	Earnings were insufficient to cover fixed charges by $3.8 million for the three months ended March 31, 2005.